

November 12, 2010

Timothy L. Frank
Chief Executive Officer and President
Conn's, Inc.
3295 College Street
Beaumont, Texas 77701

> **Re:** **Conn's, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 13, 2010**
> **File No. 000-50421**

Dear Mr. Frank:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: D. Forrest Brumbaugh
      Via Facsimile